SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

9 May 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 8 May 2013 that the following transactions in the Company’s shares took place on 8 May 2013 in London:

1. Disposal of shares

PDMR	Shares Disposed	Share Price	% of Issued Share Capital disposed	Total holding following notification and total percentage holding following notification
Rob Devey	186,064 ordinary shares of 5p each	£11.64	Less than 0.008%	219,022 ordinary shares of 5p each, Less than 0.009%

Mr Devey has also notified the Company that the arrangement entered into on 4 April 2013 whereby security over 154,746 Prudential ordinary shares held by his wife Harriet Varley, a connected person, granted in favour of Bank of Scotland plc as security against a personal loan will be removed following settlement of the above sale.

2. The Prudential Group Share Incentive Plan (the Plan) – monthly purchase of shares

The Prudential Share Incentive Plan is an HMRC approved share incentive plan available to all eligible employees including Executive Directors and persons discharging managerial responsibilities. Each month the Plan Trustee invests participants’ contributions in the ordinary shares of Prudential plc at the prevailing market price, which are held in the Prudential Group Share Incentive Plan Trust in accordance with the Plan Rules.

The Company has been advised by the Trustee of the Plan that 13 shares were purchased on 8 May 2013 at £11.72 per share and allocated to Mr N A Nicandrou, an Executive Director of the Company. Following this acquisition, Mr Nicandrou has a beneficial interest in 499,314 ordinary shares in Prudential plc, representing less than 0.02% of the issued share capital.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Advisor, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Assistant Group Secretary, 020 7548 2115